EXHIBIT 99.1

The table below specifies the date, amount and weighted average price per GDS purchased by Cascade Investment, L.L.C. during the past sixty days.  The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased at each separate price.  All transactions were effected in the open market on the New York Stock Exchange or through Electronic Communication Networks.

Purchase Date	Number of GDSs Purchased	Weighted Average Price Per GDS	Range of Price Paid Per Day
10/26/2009	673,700	$20.4304	$20.28 - $20.69
10/27/2009	1,050,000	$20.2724	$20.03 - $20.90